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KIRKLAND & ELLIS LLP
AND AFFILIATED PARTNERSHIPS

200 East Randolph Drive
Chicago, Illinois 60601

James S. Rowe To Call Writer Directly: (312) 861-2191 jrowe@kirkland.com	(312) 861-2000 www.kirkland.com	Facsimile: (312) 861-2200

December 19, 2007

VIA EDGAR AND HAND DELIVERY

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attn:
H. Christopher Owings
Scott M. Anderegg
William Choi
Andrew Blume
Re:
Tuesday Morning Corporation
Registration Statement on Form S-3
Filed November 2, 2007
File No. 333-147103
Form 10-K/T for Fiscal Year Ended June 30, 2007
Filed August 30, 2007
Definitive Proxy on Schedule 14A
Filed October 3, 2007
File No. 0-19658

        Gentlemen:

        On behalf of Tuesday Morning Corporation, a Delaware corporation (the "Company", "our" or "we"), please find enclosed for filing with the Securities and Exchange Commission (the "Commission") the Company's responses to the comments received from the Commission's staff (the "Staff") on November 29, 2007, regarding the Company's Form S-3 filed with the Commission on November 2, 2007 (the "Form S-3"), Form 10-K/T for the Fiscal Year ended June 30, 2007 filed with the Commission on August 30, 2007 (the "Form 10-KT") and Definitive Proxy on Schedule 14A filed with the Commission on October 3, 2007 (the "Proxy").

        For your convenience we have set forth below the Staff's comments in italics before each of the Company's related responses. Based upon the nature of the Company's responses, the Company respectfully requests that it be allowed to make the changes requested by the Staff in future filings rather than amending its Form 10-KT and Proxy.

Form 10-KT for Fiscal Year Ended June 30, 2007

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 23

1.
Please expand this section to discuss known material trends and uncertainties that will have, or are reasonably likely to have, a material impact on your revenues or income or result in your liquidity decreasing or increasing in any material way. We note your statement that the home furnishings related industry has been negatively impacted by macro-economic pressures, increased supply and competition as well as a highly competitive and promotional environment. Discuss in greater detail these trends and whether you expect these trends to continue. We further note a significant decrease in net income for the six months ended June 30, 2007 as compared to the six months ended June 30, 2006. Please provide additional analysis concerning this decrease and the quality and variability of your earnings and cash flows so that investors can ascertain the likelihood or the extent past performance is indicative of future performance. Please discuss whether you expect levels to remain at this level or to increase or decrease. Also, you should consider discussing the impact of any changes on your earnings. Further, please discuss in reasonable detail:

  •
  Economic or industry-wide factors relevant to your company, and

  •
  Material opportunities, challenges, and

  •
  Risk in the short and long term and the actions you are taking to address them.

  See Item 303 of Regulation S-K and SEC Release No. 33-8350.

  Response: The Company notes the Staff's comments regarding the expansion of the Company's Management's Discussion and Analysis of Financial Condition and Results of Operations (the "MD&A") section. In Item 1A, "Risk Factors" on page 11 of the Form 10-KT, we disclose the material trends, uncertainties, opportunities, challenges and risks that we believe will have, or are reasonably likely to have, a material impact on our revenues, income, or result in our liquidity increasing or decreasing in a material way. As a result, we believe we have adequately informed investors of the material trends, uncertainties, opportunities, challenges and risks in our business. In response to the Staff's comment, however, we intend to include additional disclosure in future filings within the MD&A section regarding material trends and uncertainties that have had and may continue to have a material impact on our business. In particular, we currently intend to include the following additional disclosure, as applicable:

  "The retail home furnishings industry has been negatively impacted by increased supply and competition within an already highly competitive promotional environment, a trend we believe is likely to continue in the near term and potentially longer. As a closeout retailer of home furnishings, we currently compete against a diverse group of retailers, including department and discount stores, specialty and e-commerce retailers and mass merchants, which sell, among other products, home furnishing products similar and often identical to those we sell. We also compete in particular markets with a substantial number of retailers that specialize in one or more types of home furnishing and houseware products that we sell. Many of these competitors have substantially greater financial resources than we do. Our competitors' greater financial resources allow them to initiate and sustain aggressive price competition, initiate broader marketing campaigns that reach a larger customer base, fund ongoing promotional events and communicate more frequently with existing and potential customers.

  In response to this trend in the retail home furnishings industry, we have been focused internally on implementing various strategic initiatives that we believe will offset the impact of this trend including, but not limited to, striving to provide a merchandise assortment that evolves and adapts to the changing needs and preferences of the Company's customer base, continuing to review the individual contributions of the existing store base and making decisions about the future of individual store locations, including whether to close or relocate them, seeking to improve overall supply chain efficiency, including reviewing operational practices such as freight costs, vendor payment terms and distribution processes and increasing inventory turns, and striving to improve the Company's marketing plan by maximizing traffic, increasing comparable store sales and expanding the current customer base, while also maintaining cost efficiency.

  Our ability to continuously attract buying opportunities for closeout merchandise and to anticipate consumer demand as closeout merchandise becomes available represents an uncertainty in our business. By their nature, specific closeout merchandise items are generally only available from manufacturers or vendors on a non-recurring basis. As a result, we do not have long-term contracts with our vendors for supply, pricing or access to products, but make individual purchase decisions, which are often for large quantities. Although we have many sources of merchandise and do not foresee any shortage of closeout merchandise in the near future, we cannot assure that manufacturers or vendors will continue to make desirable closeout merchandise available to us in quantities or on terms acceptable to us or that our buyers will continue to identify and take advantage of appropriate buying opportunities. Since this uncertainty is a by-product of our business, we expect it to be an ongoing concern.

  The stability of our earnings is also heavily influenced by macroeconomic factors. As the economy improves or worsens our business is often similarly impacted. Macroeconomic factors, such as the current conditions in the debt and housing markets, have impacted and will continue to impact our business by decreasing the disposable income of our potential consumers. The decline in consumer confidence levels has also had a negative impact on consumers' ability and willingness to spend discretionary income. At this time, we view the direction of the economy to be uncertain, which does not allow us a high degree of visibility or certainty in predicting our earnings."

We further note the Staff's comments regarding the decrease in net income for the six months ended June 30, 2007 as compared to the six months ended June 30, 2006. We have disclosed both quantitatively and qualitatively on pages 26 and 27 of the Form 10-KT information concerning the decrease in net income between the periods. In addition, we have disclosed on page 31 the past ten quarters of operating results. We have also indicated that our quarterly results of operations may fluctuate based upon such factors as the number and timing of store openings, the amount of net sales contributed by new and existing stores, the mix of merchandise sold, pricing, store closings or relocations, competitive factors and general economic and weather-related conditions. We have also disclosed in Item 1A, Risk Factors, that our revenue stream is difficult to predict and that quarter-to-quarter comparisons of our operating results are not necessarily a reliable indication of our future performance because of the factors mentioned above. As a result, we are unable to reasonably predict whether these levels of revenue, operating results and cash flows will remain the same, increase or decrease in the future. Since the Company believes the combination of these factors has contributed to the variability in the Company's income and since the Company has not identified any other material factors, we respectfully submit that the Company's disclosure in its Form 10-KT is responsive and that no amendment to the Form 10-KT, and no additional prospective disclosure, is necessary or appropriate.

Critical Accounting Policies and Estimates, page 24

2.
Please note that the critical accounting policy section is intended to highlight those areas that require significant estimates and management judgment as well as those areas that involve a choice of accounting policy where different policies could produce materially different results. Accordingly, please expand your inventory and markdown disclosures to more specifically discuss the significant estimates involved in your inventory accounting and supplement your discussion by providing quantitative analysis. For example, please consider disclosing further information about your cost complement percentage, markups and markup cancellations, markdowns and markdown cancellations, promotional price changes, and valuation adjustments. Please also disclose the reasons underlying any of these adjustments and material changes between periods and provide sensitivity analyses showing the impact on your statements of income given a specified change in the parameters of your estimates.

  Response: The significant estimates associated with the Company's inventory accounting are (1) inventory markdown estimates and (2) estimates of inventory shrinkage reserves. Both markdowns and inventory shrinkage rates as a percentage of sales have generally been consistent from year to year. Therefore, the Company determined a sensitivity analysis related to these estimates was unnecessary. However, if the Company's experience changes and such changes are material, the Company intends to include quantitative and qualitative information regarding the sensitivity of reported results to changes in its assumptions, judgments and estimates for outcomes that are reasonably likely to occur and may have a material effect on its results.

  In future filings, we propose to expand our disclosures related to inventory accounting as follows (with the new disclosure appearing in italics):

    "Inventory—Our inventories are stated at the lower of cost or market using the retail inventory method for store inventory and the specific identification method for warehouse inventory. Amounts are removed from inventory based on the retail inventory method which applies a cost-to-retail ratio to our various retail deductions (sales, markdowns, shrink, etc.) to arrive at our cost of sales. Buying, distribution, freight and certain other costs are capitalized as part of inventory and are expensed as cost of sales as the related inventory is sold. The retail inventory method, which is used by a number of our competitors, involves management estimates with regard to items such as markdowns and inventory. Such estimates may significantly impact the ending inventory valuation at cost as well as the amount of gross margin recognized.

    We conduct full physical inventories at all stores on June 30 and December 31 to measure quantities on-hand and make appropriate adjustments to our financial statements. At June 30, 2007 and December 31, 2006 and 2005, our books and records were fully adjusted for the year-end physical inventories that were conducted. During periods for which physical observations do not occur, we utilize an estimate for recording shrinkage reserves based on the historical experience from the results of our physical inventories. This estimate may require a favorable or unfavorable adjustment to actual results to the extent that our subsequent actual physical inventories yield a different result. Thus, the difference between actual and estimated amounts may cause fluctuations in the March and September quarters, but is not a factor in the December and June quarters. Since we conduct physical inventory counts twice a year, the subjective nature of our shrink percentage is reduced and our exposure to the risk of a significant error is minimized. In addition, we have loss prevention programs and policies that we believe minimize shrinkage. Although inventory shrinkage rates have not fluctuated significantly in recent years, if the actual rates were to differ from our estimates, then revisions to the inventory shrinkage expense could be required.

    Inventory is the largest asset on our balance sheet and represents approximately 73%, 62% and 61% of total assets at June 30, 2007 and December 31, 2006 and 2005, respectively. Inventory increased 19.5%, or $47 million, from June 30, 2006 to June 30, 2007,primarily due to early purchases of favorably priced utilitarian and seasonal merchandise, as well as lower sales per store year over year. On a per store basis, inventory increased 12.4% from June 30, 2006 to June 30, 2007. At December 31, 2006, inventory increased 5.2%, or $12.0 million, to $242.7 million from $230.6 million at December 31, 2005. On a per store basis, inventory decreased approximately 3.2%, primarily due to a reduction in purchasing levels during the third and fourth quarters of calendar year 2006."

  We have also considered the Staff's request to provide additional disclosure regarding our cost complement percentage, markups and markup cancellations, markdowns and markdown cancellations, promotional price changes and valuation adjustments. We use both temporary and permanent markdowns to promote timely sales of merchandise as well as a means to drive traffic and stimulate sales. Historically, markdowns are the only items in the list above that have had any material impact on gross profit or inventory valuation. Due to the fact that markdowns are a component of gross profit, we have addressed the changes in markdowns from period to period in the gross profit section of our MD&A—Results of Operations analysis. Additionally, as noted above, markdowns as a percentage of sales have generally been consistent from year to year. We believe, therefore, that our disclosure is responsive, but in the future, will expand our qualitative discussions, where possible, surrounding individual business reasons for any material changes. We propose to modify our disclosure in our future filings with respect to markdowns as follows (with the new disclosure appearing in italics):

    "Markdowns—We have used markdowns to promote the effective and timely sale of merchandise that allows us to consistently provide fresher merchandise to our customers. We are also utilizing markdowns coupled with promotional events to drive traffic and stimulate sales during non-sales event periods. Markdowns may be temporary or permanent. Temporary markdowns are for a designated period of time with markdowns recorded based on quantities sold during the period. Permanent markdowns may vary throughout the quarter or year in timing with higher markdowns traditionally recorded in the quarters ended June 30 and December 31 due primarily to seasonal merchandise. Permanent markdowns are charged to cost of sales immediately based on the total quantities on-hand in the stores. We review all inventory during each quarter on a continual basis to ensure all necessary price actions are taken to adequately value our inventory at the lower of cost or market. These actions which involve actual or planned permanent markdowns are considered by management to be the appropriate prices to stimulate demand for the merchandise. In addition to regularly reviewing inventory levels to identify slow-moving merchandise, management also considers current and anticipated demand, customer preferences, age of merchandise and seasonal trends in determining markdowns. Our markdowns, as a percentage of total sales, have generally been consistent from year to year. Changes in markdowns from period-to-period are discussed as a part of our Results of Operations analysis below. Actual required permanent markdowns could differ materially from management's initial estimates as a result of future customer demand or economic conditions."

3.
We note your discussion of insurance and self-insurance reserves. Please disclose whether your reserves include a liability for claims incurred but not reported and the amount of stop loss limits under your insurance arrangements. Please also provide a quantitative analysis that discloses the amount of the reserves at the end of each period, the amount of reserves added and utilized during each period, and the reasons for significant changes.

  Response: Since self-insurance reserve balances and related expenses have not significantly changed from period to period, nor are they expected to significantly change in the future, we respectfully submit that amending the Form 10-KT is unnecessary. However, in future filings, we propose to expand our disclosures as follows in response to this comment (with the new language appearing in italics):

    Insurance and Self-Insurance Reserves—We use a combination of insurance and self-insurance plans to provide for potential liabilities associated with workers' compensation, general liability, property insurance, director and officers' liability insurance, vehicle liability and employee health care benefits. Our stop loss limits per claim are $500 thousand for workers' compensation, $250 thousand for general liability and $150 thousand for medical. Liabilities associated with the risks that are retained by us are estimated, in part, by historical claims experienced, severity factors and the use of loss develop factors as determined by a third-party independent actuary. The insurance liabilities we record are primarily influenced by changes in payroll expense, sales, number of vehicles and the frequency and severity of claims; and include a reserve for claims incurred but not yet reported. Our self-insurance reserves for workers' compensation, general liability and medical, in total, were $10.0 million, $1.0 million and $650 thousand at June 30, 2007, respectively. Our estimated reserves may be materially different from our future actual claim costs, and, in the future, if we conclude an adjustment to our reserves is required, the liability will then be adjusted accordingly in the period that determination is made. There were no material changes in the estimates or assumptions used to determine self-insurance liabilities during the periods presented.

4.
We note your discussion of tax, legal and other contingent reserves. Please expand your disclosure to more specifically discuss the significant estimates involved in your accounting for tax reserves. Please highlight for us those areas of your tax reserve that involved significant management judgment or estimates, the basis for your estimates, the impact on the statements of income as well as a sensitivity analysis showing the impact on your statements of income given a specified change in the parameters of your estimate.

  Response: The total amount of our current tax, legal and other contingent reserves are immaterial and there are no significant matters currently outstanding. In particular, our tax reserves at

  June 30, 2007 were $1.1 million. Due to the fact that this is an immaterial amount, we respectfully submit that it is unnecessary to amend the Company's Form 10-KT. If there are items or issues that become significant in the future, we will include quantitative and qualitative information regarding the change. In future filings, we intend to discuss the significant estimates involved in our accounting for tax reserves. We propose to modify our disclosure in future filings with respect to these reserves as follows (with the new language appearing in italics):

    "Tax, Legal and Other Contingent Reserves—We record reserves for certain legal or other contingencies when estimated future expenditures associated with such contingencies become probable and the amounts can be reasonably estimated. However, new information may become available, or circumstances (such as applicable laws and regulations) may change, which are difficult to forecast or predict thereby resulting in an adjustment in the amount required to be accrued for such matters in future periods.

    As discussed in footnote 6 to our consolidated financial statements, effective January 1, 2007, we adopted FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" (FIN 48). FIN 48 requires management to estimate recognition and measurement thresholds for tax reserves. The recognition threshold is met when management concludes that a tax position, based solely on its technical merits, is more likely than not to be sustained upon examination by the relevant taxing authority. The total amount of our tax reserves as of June 30, 2007 was $1.1 million. However, due to the impact of deferred tax accounting, other than interest and penalties, the disallowance of the shorter deductibility period would not affect the annual effective tax rate but would accelerate the payment of cash to the taxing authority to an earlier period. If circumstances change, we may be required to record adjustments that could be material to our reported financial condition and results of operations."

Results of Operations, page 26

5.
Where you identify intermediate causes of changes in your operating results, also describe the reasons underlying the intermediate causes. For example, you indicate that the decrease in gross profit percentage from fiscal year 2005 to 2006 was primarily attributable to an increase in temporary and permanent markdowns, an increase in shrink and damages, and an increase in purchasing, freight and distribution costs offset by improved overall product costs. While this information is beneficial to a reader, please explain in reasonable detail the reasons for each of these changes. See SEC Release No. 33-8350.

  Response: The Company notes and understands the Staff's comment and intends to provide enhanced qualitative disclosures regarding the reasons underlying the intermediate causes of changes in our operating results in future filings. Due to the fact that the additional clarifications included below only provide minor enhancements to the disclosure and are immaterial, we respectfully request that the Company be allowed to make these modifications in future filings. We propose to modify our disclosure regarding the six months ended June 30, 2007 compared to six months ended June 30, 2006 in future filings in response to this comment as follows (with the new language appearing in italics):

    "Gross profit increased $2.8 million or 1.9% to $150.7 million in the six months ended June 30, 2007 compared to $147.9 million in the same period in 2006, primarily due to new store growth partially offset by a decline in comparable store sales. Our gross profit percentage decreased to 36.9% in 2007 from 37.4% in 2006. The 0.5% decrease in our gross profit percentage was primarily attributable to a 0.6% increase in purchasing, freight and distribution expenses due to an increase in delivery surcharges which resulted from higher energy costs offset by a 0.1% decrease in temporary and permanent markdowns attributable to a shift in seasonal markdowns resulting from a reduction in seasonal inventory on hand during the most recent period."

We propose to modify our disclosure regarding the twelve months ended December 31, 2006 compared to twelve months ended December 31, 2005 in future filings in response to this comment as follows (with the new language appearing in italics):

  "Gross profit decreased $14.8 million or 4.1% to $342.5 million in 2006 compared to $357.3 million in 2005, of which, $20.7 million of the gross profit decrease was directly attributable to a decrease in our net sales. Our gross profit percentage decreased to 37.6% in 2006 from 38.3% in 2005. The 0.7% decrease in our gross profit percentage was primarily attributable to a 0.6% increase in temporary and permanent markdowns required to sell slow moving inventory and the addition of promotional events to drive customer traffic, a 0.3% decrease in shrink and damages resulting from lower per store inventory levels year over year and a 0.1% increase in purchasing, freight and distribution expenses attributable to an increase in delivery surcharges resulting from higher energy costs offset by a 0.3% in improved overall product cost."

We propose to modify our disclosure regarding the twelve months ended December 31, 2005 compared to twelve months ended December 31, 2004 in future filings in response to this comment as follows (with the new language appearing in italics):

  "Gross profit increased $16.1 million or 4.7% to $357.3 million in 2005 compared to $341.2 million in 2004, of which, $12.9 million of the gross profit increase was directly attributable to an increase in our net sales. Our gross profit percentage increased to 38.3% in 2005 from 38.0% in 2004. The 0.3% increase in our gross profit percentage was primarily attributable to a 0.4% decrease in temporary and permanent markdowns because of fewer promotional events in 2005 versus 2004, a 0.1% increase in inventory shrink due to the increased inventory levels in our stores, and a 0.2% improvement in the leveraging of our distribution and freight expenses primarily attributable to a packaging improvement that enabled us to distribute our merchandise more efficiently."

Liquidity and Capital Resources, page 29

6.
In future filings please provide a more informative analysis and discussion of cash flows from operating activities, including changes in working capital components, for each period presented. In doing so, please explain the underlying reasons and implications of material changes between periods to provide investors with an understanding of trends and variability in cash flows. Please ensure your revised discussion and analysis of cash flows is not merely a recitation of changes evident from the financial statements. See Item 303(a) of Regulation S-K and SEC Release No. 33-8350.

  Response: The Company notes the Staff's comment and will expand its disclosure in future filings as appropriate, including a more informative analysis and discussion of cash flows from operating activities and changes in working capital components. In addition, in future filings we will explain the underlying reasons and implication of material changes between periods, if any.

7.
You indicate on page 5 that you plan to add approximately 50 net new stores during fiscal year 2008 as well as expand approximately 25 existing stores and relocate approximately 50 existing stores. If material, please quantify the estimated impact on your results of operations and cash flows for these activities. Please consider disclosing the average per-store cost of each activity.

  Response: For fiscal year 2008, the Company plans to add approximately 50 net new stores as well as expand approximately 25 existing stores and relocate approximately 50 existing stores. This represents a growth rate in total store count of approximately 6% and a growth rate in total square footage of approximately 10%. The operational impact of a new, expanded or relocated store depends on the time of year the store is opened for business and the length of time the store is able to contribute to the overall results of the Company. Based on historical results, the incremental revenues, operating income and cash flows derived from new stores is immaterial to the Company's overall results in the first year of operation. We previously disclosed in the MD&A section that the Company's revenue increased from the addition of new stores but since the increase was small, we determined it was immaterial for further disclosure related to impact on cash flows. If in the future the first year operational impact of these new, expanded and relocated stores becomes material to our overall results, we will provide additional quantitative disclosures.

  We have also considered the Staff's request to consider disclosing the average per-store cost of each activity. Our overall average cost to open, to relocate or to expand a store is currently immaterial (less than $75,000 per store to open and even less to relocate or expand). Therefore, we have concluded that additional disclosure is not necessary at this time.

Contractual Obligations, page 30

8.
In future filings, please address the following items with respect to your contractual obligations table:

  •
  Please revise your tabular disclosure of contractual obligations to include estimated interest payments on your debt. Since the table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table. A footnote to the table should provide appropriate disclosure regarding how you estimated the interest payments. If you choose not to include these payments, a footnote to the table should clearly identify the excluded item and provide any additional information that is material to an understanding of your cash requirements; and

  •
  To the extent that payments made for maintenance, insurance and taxes on your leased properties are material, please include a footnote below the table to indicate that the lease obligation amounts presented do not include these additional obligations. Please consider disclosing amounts paid in prior years for maintenance, insurance and taxes in order to provide a context for the reader to understand the impact of these charges on your total lease obligations.

        See Item 303(a)(5) of Regulation S-K and footnote 46 to SEC Release No. 33-8350.

  Response: The Company notes and understands the Staff's comment with respect to the contractual obligations table. In future filings, we will revise our tabular disclosure of contractual obligations to include estimated interest payments on our debt along with a footnote disclosing how we estimated the interest payments. To the extent that payments made for maintenance, insurance and taxes on the Company's leased properties are material, we will also include a footnote indicating that the lease obligation amounts presented do not include those additional obligations. Further, we will also consider disclosing amounts paid in prior years for maintenance, insurance and taxes on the Company's leased properties when material.

Notes to Consolidated Financial Statements

General

9.
We note that you have one reportable segment for financial reporting purposes. As required by paragraph 26 of SFAS 131, please disclose the factors used to identify your reportable segments, including whether you have aggregated operating segments.

  Response: In determining that the Company has one reportable segment we took into consideration the fact that we operate our business as a single operating segment. That is, for internal reporting purposes, our chief executive officer, who is our chief operating decision maker, is provided with consolidated financial information for purposes of her assessment of business performance and in making resource allocations. As a result, we report our financial information as a single reporting segment. Additionally, we believe the second sentence of the first paragraph of footnote 1 on page F-8, which states "[w]e sell close-out home furnishings, housewares, gifts and related items, which we purchase at below wholesale prices" adequately addresses the disclosure requirements set forth in paragraph 26(b) of FAS 131.

Note 1. Nature of Operations and Summary of Significant Accounting Policies

(o) Share-Based Compensation, page F-11

10.
You disclose that you increased the number of data points used to calculate volatility from quarterly stock prices to daily stock prices and the change decreased your volatility assumption. Considering that a change in the method of determining appropriate assumptions used in a valuation technique is a change in accounting estimate under paragraph A23 of SFAS 123(R) and the related stock-based compensation will be amortized over future periods, please revise future filings to provide the disclosures required by paragraph 22 of SFAS 154. In your response, please quantify for us the decrease in stock-based compensation attributable to the change in your volatility assumption. Please also confirm that you used a sequential period of historical data at least equal to the expected term of the options.

  Response: In 2006, the Company, with the assistance of a compensation expert, conducted an analysis of its assumptions used to derive the fair value of stock option grants. As part of this analysis, the Company increased the number of data points used to calculate volatility from quarterly stock prices to daily stock prices which, in part, decreased our volatility assumption. In addition, the Company analyzed historical volatility over several periods including a period approximating the expected life of the employee stock options and also considered implied volatility related to the Company's traded stock options. As a result of this analysis, the Company believed the most appropriate expected volatility factors should use a combination of both historical and implied volatility. The consideration of implied volatility in the 2006 expected volatility factor also contributed to the reduction in the volatility factor as compared to previous periods. The Company considered the need for additional quantitative disclosures set forth in SFAS 154 related to this change in estimate with respect to assumptions that impacted the valuation of stock option grants. However, if the Company had calculated expected volatility solely based on historical realized volatility using quarterly data points over the respective expected lives of stock options granted subsequent to January 1, 2006, the total value of such grants would have increased by only $1 million. As a result, we concluded that the change was immaterial and therefore that additional disclosure was not warranted. In particular, stock-compensation expense decreased by approximately $170,000 and $100,000 for the calendar year ended December 31, 2006 and the fiscal period ended June 30, 2007, respectively, as a result of our changes in estimates as described above.

  However, to clarify the description of our methodology used to calculate expected volatility, in future filings, we intend to modify the disclosure set forth on page F-12 as follows (with the new disclosure appearing in italics):

    "Consistent with prior years, the fair value of each stock option granted during the six months ended June 30, 2007 was estimated at the date of grant using the Black-Scholes option pricing model. The expected term of an option is based on our historical review of employee exercise behavior based on the employee class (executive or non-executive) and based on our consideration of the remaining contractual term if limited exercise activity existed for a certain employee class. The risk-free interest rate is the constant maturity risk free interest rate for U.S. Treasury instruments with terms consistent with the expected lives of the awards. The expected volatility is based on both the historical volatility of our stock based on our historical stock prices and implied volatility of our traded stock options. In 2006, we increased the number of data points used to calculate volatility from quarterly stock prices to daily stock prices and considered implied volatility of our traded stock options which decreased our volatility assumption."

Note 8. Operating Leases, page F-20

11.
We note that your new store leases typically allow you to terminate the lease after 24 to 36 months if the store does not achieve sales expectations or another location appears more desirable. Please tell us the extent to which you have historically exercised these kick clauses and explain to us your accounting treatment.

  Response: The Company's leases typically allow it to terminate a lease after 24 to 36 months if the store associated with the lease has not achieved the Company's sales expectations for the store. When we enter into a lease, we have no expectation that we will exercise the kick clause contained in the lease but prefer to have it available as an option should the store not perform up to the Company's expectations. For each of the periods presented in our Form 10-KT, the number of times the kick clause was exercised was immaterial. Over each of the past three years, the number of leases for which the kick clause was exercised accounted for less than 1.5% of the total stores opened at the beginning of the respective year.

  Most of the Company's leases require a 30-day notice to exercise a kick clause. When a kick clause is exercised, the following occurs for accounting purposes in the month the lease terminates: any deferred rent on the balance sheet is reversed; any leasehold improvements are written off; any other fixed assets that will not be reused are written off; and any fixed asset that can be used is immediately placed in service at another location. Generally, leasehold improvements are immaterial (less than $10,000 on average per store) at the time a kick clause is exercised because the Company usually incurs a majority of the leasehold improvements later in the lease period as the facility ages.

Note 12. Earnings Per Common Share, page F-22

12.
Please explain how you treat restricted stock awards in your basic and diluted EPS computations.

  Response: The Company began issuing restricted stock awards on April 1, 2007 and no restricted stock awards have been forfeited to date. Under our accounting policy, restricted stock awards are not included in the basic earnings per share calculation until such awards are vested. The dilutive effects of unvested restricted stock awards are included in the diluted earnings per share calculation on and after the date of grant.

  For the six month period ended June 30, 2007 and the three month period ended September 30, 2007, we inadvertently increased the basic weighted average shares outstanding by the weighted average number of restricted stock awards outstanding. For diluted earnings per share, we included the weighted average number of restricted stock awards outstanding rather than the dilutive effect of the restricted stock awards. Based on the number of shares granted as restricted stock awards and the timing of the grants during the periods, there was no impact on either basic or diluted earnings per share. This inadvertent error has been noted by the Company and it intends to make the correction on a prospective basis.

Definitive Proxy on Schedule 14A

Compensation Discussion and Analysis, page 26

13.
You mention each element of compensation paid to named executive officers, however, it does not appear that you explain how you determine the amount you pay under each element. Please revise to provide more detail regarding how you arrive at the amount paid with respect to each element of compensation. For example, we note that you have not provided a quantitative discussion of the terms of the necessary targets to be achieved for your named executive officer to earn the incentive cash bonus. Another example, we note that you set base salaries in part on "publicly available compensation information from other specialty retail and similarly sized companies." It appears that you engage in benchmarking in setting this amount, and you have identified some of your benchmark as the Mercer Multi-Unit Salary Survey and the Mercer Benchmark Database survey. In this regard, please identify the components of your benchmark including the names of the "other specialty retail and similarly sized companies," pursuant to Item 402(b)(2)(xiv) of Regulation S-K. See also Item 402(b)(1)(v) of Regulation S-K. Please also clarify your policies for allocating between long-term and currently paid out compensation. See Item 402(b)(1)(v) and 402(b)(2)(i) of Regulation S-K.

  Response: The Company notes and understands the Staff's comments regarding the Compensation Discussion and Analysis. As a general matter, the Company's named executive officers do not earn incentive cash bonuses based on quantitative targets. There are a few retailers that the Company has historically looked to for guidance regarding compensation matters, whether it be in the context of the Mercer Multi-Unit Retail Salary Survey, the Mercer Benchmark Database Survey or publicly available compensation information, and the Company can provide specific disclosure regarding the identity of the companies it refers to on a routine basis. The Company does not currently have any policies for allocating between long-term and currently paid out compensation. Consequently, the Company respectfully requests that it be allowed to modify its Compensation Discussion and Analysis in future filings with respect to the matters referred to above as follows (with new disclosure appearing in italics):

    "Setting Executive Compensation

    Our compensation program is structured to motivate executives to achieve the business goals set by the Company and reward the executives for achieving such goals. The program is also designed to create long-term incentives for executives that will align the interests of the Company with that of its stockholder base and will create long-term growth in shareholder value. The Company utilizes independent compensation surveys such as the Mercer Multi-Unit Retail Salary Survey and the Mercer Benchmark Database Survey for companies that are categorized as specialty retailers that are similar in sales revenue and geographic locations, including Linens and Things, Pier 1, TJX Companies, Ross Stores and Big Lots, to assist in the evaluation and setting of executive compensation. In addition, we use publicly available compensation information from some of the same specialty retail stores and similarly sized companies, including Pier 1, TJX Companies, Ross Stores and Big Lots.

    Our compensation program is not based on the short-term performance of our stock, whether favorable or unfavorable, but rather on the belief that the price of our stock will, in the long-term, reflect our operating performance, and ultimately, the management of the Company by our executives. We seek to have the long-term performance of our stock reflected in executive compensation through our stock option incentive programs. The Committee has the authority to award compensation absent attainment of the relevant performance goals or to reduce or increase the size of any award or payout.

    Executive Compensation Components

    For the six month period ended June 30, 2007 and 12 month period ended December 31, 2006, the principal components of compensation for the named executive officers were:

    •
    Base salary;

    •
    Incentive cash bonus;

    •
    Equity-based compensation; and

    •
    Perquisites and other personal benefits;

    Each component of compensation is mutually exclusive. The Committee believes that this four-part approach best serves the interests of the Company and its stockholders.

    Base Salary

    The Company provides named executive officers and other employees with base salary to compensate them for services rendered during the fiscal year. The base salary is initially determined by the terms of each executive officer's offer letter from the Company, with consideration given to the scope of responsibility of the position, the executive officer's anticipated contribution to the Company's financial performance and current economic and market factors relating to the Company's ability to attract and retain top leadership talent.

    It is the Committee's intention to set total executive cash compensation sufficiently high to attract and retain a strong motivated leadership team, but no so high that it creates a negative perception with our stockholders. The Committee has no established policy for allocating between long-term and currently paid compensation but rather considers such allocation on a case-by-case basis.

    Base salary levels are reviewed for merit adjustments as part of the annual performance review process for all employees as well as upon a promotion or other change in job responsibility. Annual merit based increases to base salary are earned based on the Committee's assessment of the individuals performance in relation to the financial performance and overall growth of the Company.

    Incentive Cash Bonus

    The Committee believes that incentive cash bonuses should be awarded to reward executives when the Company is performing well financially and to reward individual initiatives and achievements. Incentive cash compensation is determined by evaluating the Company's financial performance, which consist of sales and earnings per share goals, and the individual initiative and achievements of each executive. The payment of a cash bonus and the percentage of base salary paid as cash bonus are discretionary, however no payment is made if the financial performance goals are not achieved. The names executive officers do not have any specific quantitative targets that must be achieved by the Company before the executive can be paid an incentive cash bonus.

    Ms. Mason's employment agreement provides that the Committee may designate from time to time an annual bonus of up to 50% of base salary. The amount of the bonus each year is based on the achievement of certain objectives, goals and other performance targets, as determined by the Committee and Ms. Mason, relative to the Company's annual budget for such fiscal year.

    Equity-Based Compensation

    The Committee believes that equity compensation is the most effective means of creating a long-term link between the compensation provided to named executive officers and other key management personnel with gains realized by the stockholders. Each of our named executive officers is eligible to receive stock option grants under the Company's stock option plan. The level of stock option grants is based primarily upon each executive's relative position, responsibilities within the Company, the competitive environment in which we operate and the executive's performance. The Company does not require its named executive officers or directors to maintain a minimum ownership interest in the Company.

    The Committee believes that the periodic grant of time-vested stock options provides an incentive that focuses the executives' attention on managing the business from the perspective of owners with an equity stake in the Company. It further motivates executives to maximize long-term growth and profitability because value is created in the options only as the stock price increases after the option is granted. The Company has no policy for allocating between long-term and currently paid out compensation and has historically only made equity-based compensation grants when an executive joins the Company or when the Company is achieving sustained growth and profitability.

    We have established the 1997 Plan and the 2004 Plan which allows our Board to grant stock options to Directors, officers and key employees performing services for us. The 1997 Plan and the 2004 Plan authorize grants of options to purchase up to 4,800,000 and 2,000,000 shares, respectively, of authorized, but un-issued Common Stock.

    The Committee and, through express consent of the Committee, Ms. Mason are authorized to grant stock options under the 1997 Plan and the 2004 Plan and those options are awarded at a fair market value equal to the mean of the high and low trading prices of the Company's Common Stock on the date of grant. The options typically vest daily over a period of four to five years and expire in 10 years. Vesting ceases upon termination of employment, death, disability or retirement. In the case of termination of employment, death or disability, vested options remain exercisable for 90 days after the event. Upon retirement, vested options remain exercisable for up to three years in certain cases. Prior to the exercise of an option, the holder has no rights as a stockholder with respect to the shares subject to such option, including voting rights and the right to receive dividends or dividend equivalents.

    The 1997 Plan and the 2004 Plan allow for the issuance of restricted stock awards. The 1997 Plan does not limit the number of shares that can be issued as restricted stock awards while the 2004 Plan limits the number of shares that can be issued as restricted stock awards currently to 400,000."

Certain Relationships and Related Transactions, page 44

14.
Please revise your reference to Item 404(a) to provide a narrative discussion of your standards for evaluating related party transactions.

  Response: The Company notes and understands the Staff's comments regarding adding a narrative discussion of its standards for evaluating related party transactions. The Company, through its Audit Committee Charter, has delegated responsibility for the evaluation and approval of related party transactions to the Audit Committee. As stated in the Proxy, the Company has no formal written policies or procedures regarding related party transactions. Since there have been no related party transactions requiring approval since at least January 1, 2005, the Company has not, in previous filings, elaborated on the factors it would consider should such a situation arise. Since there have been no related party transactions since January 1, 2005, we respectfully request that we be allowed to modify our disclosure in future filings with respect to this matter. If a related party transaction were to occur, there are several factors that the Audit Committee would take into consideration before approving the related party transaction and in future filings the Company intends to add the following disclosure:

    The Company's Audit Committee Charter requires the Audit Committee to review and approve all related party transactions. On an annual basis, the Company determines whether there are any related party transaction that need to be evaluated and approved by the Audit Committee based on the responses received from each director and executive officer based on his or her questionnaire completed in conjunction with the Company's Form 10-K and proxy statement.

    While there are no formal written policies or procedures used by the Audit Committee to review, approve or ratify related party transactions, the Audit Committee intends to consider the following factors in evaluating related party transactions:

    •
    the nature of the related person's interest in the transaction;

    •
    the presence of standard prices, rates, charges or terms otherwise consistent with arms-length dealings with unrelated third parties;

    •
    the materiality of the transaction to each party;

    •
    the reasons for the Company entering into the transaction with the related person;

    •
    the potential effect of the transaction on the status of a director as an independent, outside or disinterested director or committee member; and

    •
    any other factors the Audit Committee may deem relevant.

        Since January 1, 2005, there have been no related party transactions requiring disclosure.

        * * * * *

        We thank you for your prompt attention to this letter and look forward to hearing from you at your earliest convenience. Should you have any questions relating to any of the foregoing, please feel free to contact the undersigned at (312) 861-2191.

Sincerely,
/s/ JAMES S. ROWE
James S. Rowe
cc:
Elizabeth A. Schroeder
Harva R. Dockery
Meredith W. Bjorck

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